DXI Reports Q2 2019 Results

VANCOUVER, BRITISH COLUMBIA, August 8, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado's Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and six month periods ended June 30, 2019.

Q2 2019 Key Financial and Operating Highlights are:

  Raised gross proceeds of $350,000 in equity under challenging market conditions, allowing the Company to support the ongoing development of its Drake/Woodrush properties;
  Completed the conversion of $3,500,000 in secured convertible debt into 58,333,333 common shares of the Company and the conversion of $161,000 in accrued interest on the secured convertible debt into 2,690,931 common shares of the Company;
  Reduced G&A expenses by 39% to $206,000 from $335,000 for the comparative period ended June 30, 2018; and
  Reduced financing expenses by 21% to $178,000 from $226,000 for the comparative period ended June 30, 2018.

CORPORATE SUMMARY - THREE AND SIX MONTHS ENDED JUNE 30, 2019

OPERATIONS	Three months ended June 30,			Six months ended June 30,
	2019	2018	Change	2019	2018	Change
Production
Oil and natural gas liquids (bbls/d)	48	56	-14%	47	62	-24%
Natural gas (mcf/d) (1)	219	876	-75%	227	923	-75%
Combined (BOE/d)	84	203	-59%	84	216	-61%

Realized sales prices
Oil and natural gas liquids ($/bbl)	55.76	64.65	-14%	52.10	62.59	-17%
Natural gas ($/mcf)	3.25	1.74	87%	3.72	2.23	67%

Operating expenses
Oil operations ($/bbl)	45.02	41.43	9%	49.29	38.19	29%
Natural gas operations ($/mcf)	5.21	3.32	57%	6.67	3.61	85%

Operating netback
Oil operations ($/bbl)	4.98	15.89	-69%	-2.88	16.69	-117%
Natural gas operations ($/BOE)	-17.09	-10.17	68%	-23.48	-9.23	154%

General and administrative expenses ($/BOE)	26.81	18.17	48%	32.84	18.37	79%

(1) 100% of the Company's natural gas production in northeastern B.C. was shut in for the three and six months ended June 30, 2019 due to historically low Station 2 producer prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended June 30,			Six months ended June 30,
	2019	2018	Change	2019	2018	Change

Revenue	308	472	-35%	593	1,074	-45%
Royalties	43	48	-10%	87	114	-24%

Cash flow(1)	-325	-491	-34%	-865	-1,029	-16%
Cash flow per share (basic)	-0.00	-0.00	0%	-0.00	-0.01	-100%
Cash flow per share (diluted)	-0.00	-0.00	0%	-0.00	-0.01	-100%

Net loss	531	1,086	-51%	1,403	2,268	-38%
Basic loss ($/common share)	0.00	0.01	-100%	0.01	0.02	-64%
Diluted loss ($/common share)	0.00	0.01	-100%	0.01	0.02	-64%

Capital expenditures, net of dispositions	88	183	-52%	1,342	694	93%

Weighted average common shares outstanding (thousands)
Basic	187,212	103,606	81%	180,468	103,606	74%
Diluted	187,212	103,606	81%	180,468	103,606	74%

Working capital deficiency				1,758	10,174	-83%

Note 1: "Cash flow" is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See "Non-IFRS Measure" below for details.

SUPPLEMENTAL FINANCIAL INFORMATION - NON-IFRS MEASURE

	Three months ended June 30,		Six months ended June 30,
(CA$ thousands)	2019	2018	2019	2018

Cash flows from (used in) operating activities	(310)	(393)	(1,106)	(405)
Change in operating working capital	(15)	(98)	241	(624)
Cash flow	(325)	(491)	(865)	(1,029)

About DXI Energy Inc.: DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the debt financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.

Simon Raven President & CEO 403-875-2508 sraven@dxienergy.com	David Matheson CFO 604-638-5054 dmatheson@dxienergy.com